                           SCHEDULE 14C INFORMATION

             Information Statement Pursuant to Section 14(c) of the
                        Securities Exchange Act of 1934

Check the appropriate box:

[X]  Preliminary Information Statement

[_] Confidential, for Use of the Commission only (as permitted by Rule 14c-5(d)(2))

[_]  Definitive Information Statement


                           ENEX RESOURCES CORPORATION
                ------------------------------------------------
                (Name of Registrant as Specified in Its Charter)


Payment of Filing Fee (Check the appropriate box):

[X]  Fee computed on table below per Exchange Act Rules14c-5(g) and 0-11.

     (1)  Title of each class of securities to which transaction applies:
          Common Stock

     (2)  Aggregate number of securities to which transaction applies:
          268,493 (a)

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): $14.00 cash paid per share of Common Stock

     (4)  Proposed maximum aggregate value of transaction:  $3,758,902 (a)

     (5)  Total fee paid:  $751.78 (a)

     (a) As of November 1, 2001, there were 268,493 shares of common stock, par value $0.05 per share ("Common Stock") of Enex Resources Corporation ("Enex") outstanding and owned by stockholders other than 3TEC Energy Corporation ("3TEC"). The filing fee was determined by multiplying the number of shares of Common Stock that are proposed to be acquired in the merger times the merger consideration of $14.00 in cash per share of Common Stock (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration.

[_]  Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                       To Be Held December 31, 2001


To the Stockholders of Enex Resources Corporation:

   You are cordially invited to attend a Special Meeting of Stockholders of Enex Resources Corporation, a Delaware corporation (the "Company"), to be held at the offices of the Company, 700 Milam Street, Suite 1100, Houston, Texas 77002, on Monday, December 31, 2001, at 10:00 a.m. Central Standard Time for the following purposes.


  1. To consider and vote upon a proposal (the "Merger Proposal") to approve and adopt the Merger Agreement dated October 25, 2001 (the "Merger Agreement") among the Company, 3TEC Energy Corporation ("3TEC"), a Delaware corporation, and 3NEX Acquisition Corporation ("3NEX"), a Delaware corporation and wholly owned subsidiary of 3TEC.

  2. To transact such other business as may properly come before the Special Meeting and any adjournments thereof.

   If approved, each share of common stock of the Company (other than shares owned by 3TEC or by stockholders exercising dissenters' rights) will be converted into the right to receive $14.00 per share in cash. This transaction will be effected through the merger (the "Merger") of the newly formed corporation, 3NEX, with and into the Company, with the Company surviving as a wholly owned subsidiary of 3TEC.

   The Company's Board of Directors (the "Board") has determined that the Merger is in the best interests of the Company and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board unanimously recommends that you vote "FOR" the Merger Proposal.

   You are urged to read the accompanying Information Statement, which includes a description of the terms of the proposed Merger. A copy of the Merger Agreement is attached to the Information Statement as Exhibit "A".

   As is more fully explained in the Information Statement, holders of Company common stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Section 262 of the General Corporation Law of the State of Delaware.

   All stockholders of record as of November 1, 2001, are entitled to notice of and to vote at the Special Meeting and any adjournments thereof.

   We are not asking you for a proxy and you are requested not to send us a proxy. No proxies are being solicited for this meeting, and the Company requests that no proxies be sent to it. You are encouraged to attend the meeting in person or send a personal representative who may vote your shares in your absence pursuant to a duly executed proxy in favor of such personal representative.

   Please do not send in your stock certificate at this time. In the event the Merger is consummated, you will be sent a letter of transmittal for that purpose as soon as reasonably practicable thereafter.

   Your vote is important.

                                        By Order of the Board of Directors

                                        /s/ Floyd C. Wilson

                                        Floyd C. Wilson
                                        Chairman of the Board and
                                        Chief Executive Officer

December 10, 2001

Houston, Texas

   This Information Statement is being mailed to stockholders commencing on or about December 10, 2001.

                          ENEX RESOURCES CORPORATION
                         700 Milam Street, Suite 1100
                             Houston, Texas 77002

                             INFORMATION STATEMENT
                                      For
                        SPECIAL MEETING OF STOCKHOLDERS

                       To Be Held December 31, 2001


   This Information Statement is furnished to stockholders of Enex Resources Corporation, a Delaware corporation (the "Company"), in connection with a Special Meeting of Stockholders of the Company to be held at 10:00 a.m. Central Standard Time on Monday, December 31, 2001, and all adjournments thereof (the "Special Meeting"). This Information Statement is being mailed to stockholders of the Company on or about December 10, 2001.


   The Special Meeting will be held at the principal offices of the Company at 700 Milam Street, Suite 1100, Houston, Texas 77002. Stockholders may attend the meeting in person or send a personal representative who may vote such stockholder's shares pursuant to a duly executed proxy in favor of such personal representative. Any stockholder giving such proxy may revoke it at any time before it is voted by written revocation delivered to the Company's Secretary, by voting in person at the Special Meeting or by giving a later proxy. We are not asking you for a proxy and you are requested not to send us a proxy. The Company is not soliciting proxies in connection with this Special Meeting, and the Company requests that no proxies be sent to it.

   This Information Statement relates to the Merger Agreement dated October 25, 2001 (the "Merger Agreement") among the Company, 3TEC Energy Corporation ("3TEC"), a Delaware corporation, and 3NEX Acquisition Corporation ("3NEX"), a Delaware corporation and wholly owned subsidiary of 3TEC. A copy of the Merger Agreement is attached hereto as Exhibit "A".

   The Merger Agreement provides for the merger (the "Merger") of the newly formed corporation, 3NEX, with and into the Company, with the Company surviving as a wholly owned subsidiary of 3TEC. If approved, each share of common stock of the Company (other than shares owned by 3TEC or by stockholders exercising dissenters' rights) will be converted into the right to receive $14.00 per share in cash.

   The Company's Board of Directors (the "Board") has determined that the Merger is in the best interests of the Company and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board unanimously recommends that the holders of the common stock vote "FOR" the Merger Proposal.

   The Merger is for cash only. After the consummation of the Merger, current Company stockholders will have no further ownership interest in the Company.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger; passed upon the merits or fairness of the Merger; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.


                             SPECIAL FACTORS


Purposes, Alternatives, Reasons and Effects.


    (a) Purposes. See "Summary", "The Merger", and "The Merger Agreement".


    (b) Alternatives. The Company did not consider any other alternatives to accomplish the same results as the Merger.


    (c) Reasons. See "Summary", "The Merger", and "The Merger Agreement".

    (d) Effects. See "Summary", "The Merger", "The Merger Agreement" and "Interests of Certain Persons in the Merger".


Fairness of the Transaction.


    (a) Fairness. The Company, 3TEC, 3NEX and the directors of 3TEC who also serve as a director or officer of Enex each reasonably believe that the Merger Proposal is fair to unaffiliated security holders.


    (b) Factors Considered In Determining Fairness. See "Summary", "The Merger", and "The Merger Agreement".


    (c) Approval of Security Holders. See "Quorum and Required Vote".


    (d) Unaffiliated Representative. No unaffiliated representative was retained by the Company's Board of Directors to act solely on behalf of unaffiliated security holders for purposes of negotiating the Merger. The Company's Board of Directors did retain an unaffiliated representative to prepare a report concerning the fairness of the Merger. The Company does not have any employees at this time. See "Summary" and "The Merger".


    (e) Approval of Directors. The Merger Proposal was approved by a majority of the Company's Board of Directors. See "Summary" and "The Merger".


    (f) Other Offers. There have been no other firm offers made by any unaffiliated person during the past two (2) years.


Reports, Opinions, Appraisals and Negotiations.


    (a) Report, Opinion or Appraisal. See "Summary" and "The Merger".


    (b) Preparer and Summary of the Report, Opinion or Appraisal. See "Summary" and "The Merger".


    (c) Availability of Documents. The Fairness Opinion will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested Enex stockholder of record.


                           OUTSTANDING CAPITAL STOCK

   The record date for stockholders entitled to vote at the Special Meeting is the close of business on November 1, 2001. At the close of business on that date, the Company had issued, outstanding and entitled to vote at the meeting 1,342,672 shares of common stock, $.05 par value. The common stock is currently quoted on the OTC Bulletin Board under the symbol "ENEX.OB". The quotations represent prices in the over-the-counter market between dealers in securities and do not include retail markup, markdown or commissions and do not necessarily represent actual transactions. On November 16, 2001, the last reported sale price of common stock was $13.65 per share.

                                    SUMMARY

   The following is a summary of certain information regarding the Merger Proposal contained elsewhere in this Information Statement and the Exhibits hereto. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Information Statement and the Exhibits hereto.

Parties to the Merger Agreement

   Enex Resources Corporation. The Company is engaged in the business of acquiring interests in producing oil and gas properties. Its principal executive offices are located at 700 Milam Street, Suite 1100, Houston, Texas 77002 and its telephone number is (713) 821-7100. See "PARTIES TO THE MERGER AGREEMENT--The Company;"

   3TEC Energy Corporation. 3TEC is engaged in the acquisition, development, production and exploration of oil and natural gas reserves. Its principal executive offices are located at 700 Milam Street, Suite 1100, Houston, Texas 77002 and its telephone number is (713) 821-7100. See "PARTIES TO THE MERGER AGREEMENT--3TEC".

   3NEX Acquisition Corporation. 3NEX was incorporated solely for the purpose of consummating the Merger. It has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 700 Milam Street, Suite 1100, Houston, Texas 77002 and its telephone number is (713) 821-7100. See "PARTIES TO THE MERGER AGREEMENT-- 3NEX".

Vote Required

   The affirmative vote equal to at least two-thirds of the votes of holders of common stock entitled to vote at the Special Meeting, in person or by proxy, is required for the ratification of the Merger Proposal.

   3TEC, which owns 80% of the issued and outstanding common stock of the Company, intends to vote in favor of the Merger Proposal.


The Merger

   Recommendation of the Board. The Board has determined that the Merger is in the best interests of the Company and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board unanimously recommends that the Company's stockholders vote "FOR" the Merger Proposal. See "THE MERGER--Reasons for the Merger; Recommendation of the Board".

   Fairness Opinion. Sanders Morris Harris has assisted the Board in its examination of the fairness, from a financial point of view, of the Merger to the Company's stockholders. The full text of such written opinion is attached hereto as Exhibit "C" (the "Fairness Opinion"). Holders of common stock are urged to read the written opinion in its entirety as such opinion is subject to the limitations and based on the assumptions set forth therein. See "THE MERGER--Fairness Opinion".

   Certain Federal Income Tax Consequences. In general, each holder of common stock will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the cash received pursuant to the Merger or pursuant to the exercise of dissenters' rights under the General Corporation Law of the State of Delaware (the "DGCL") and such holder's adjusted tax basis for his common stock. Such gain or loss generally will be treated as a capital gain or capital loss provided the common stock was a capital asset in the hands of such holder. Such transaction may also be taxable under applicable state, local and foreign tax laws and may be subject to backup withholding. All stockholders are urged to consult their own tax advisors.

   Accounting Treatment. The Company understands that the Merger will be accounted for by 3TEC as a "purchase" under generally accepted accounting principles. See "THE MERGER-- Accounting Treatment".

The Merger Agreement

   Conversion of Securities. At the Effective Time (hereafter defined) of the Merger each issued and outstanding share of common stock, other than shares owned by 3TEC or by stockholders exercising dissenters' rights, will be converted into the right to receive $14.00 in cash per share (the "Merger Consideration"). See "THE MERGER AGREEMENT--Conversion of Securities".

   Payment of Merger Consideration. As soon as reasonably practical after the Effective Time, Computershare (the "Paying Agent") will mail to each holder of record of shares of common stock (other than 3TEC and dissenting stockholders) a letter of transmittal and related instructions to effect the surrender of certificates representing such shares in exchange for the consideration therefor in accordance with the Merger Agreement. See "THE MERGER AGREEMENT-- Payment of Merger Consideration".


   No Solicitation. Except as permitted in the Merger Agreement, the Company has agreed that prior to the Effective Time it will not solicit, initiate or encourage the submission of any proposal or offer relating to the acquisition of all or substantially all of the capital stock or assets of the Company. See "THE MERGER AGREEMENT--No Solicitation".

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time: (i) by mutual written agreement of the Company, 3TEC and 3NEX; (ii) by 3TEC and 3NEX or the Company if the Merger is not consummated by December 31, 2001, due to the failure of any condition precedent, or there has been a material breach that has not been cured within thirty (30) days; (iii) by the Company, 3TEC or 3NEX if the Fairness Opinion is withdrawn; (iv) by the Company in the event the Board concludes that termination would be in the best interests of the Company and its stockholders; or (v) by 3TEC, 3NEX or the Company in the event the Merger Proposal is not approved by the Company's stockholders. See "THE MERGER AGREEMENT--Termination".

Appraisal Rights of Dissenting Stockholders

   Under the DGCL, holders of shares of common stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Section 262 of the DGCL. See "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS" and Exhibit "B" hereto.

Source and Amount of Funds

   3TEC and 3NEX intend to finance the payment of the Merger Consideration and all costs and expenses relating to the Merger through 3TEC's cash on hand. See "SOURCE AND AMOUNT OF FUNDS".

Interests of Certain Persons in the Merger

   3TEC, owns 80% of the outstanding shares of the Company common stock.


   Directors and executive officers of the Company have interests in the Merger in addition to their interests solely as directors and executive officers of the Company. Of the Company's six (6) current Board members, five
(5) also currently serve on the 3TEC Board of Directors. In addition, all of the officers of the Company also currently serve as officers of 3TEC. It is expected that current Company directors and executive officers will continue with the Company after the Merger. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER".

Market Prices of Common Stock

   The common stock is currently quoted on the OTC Bulletin Board under the symbol "ENEX.OB". The quotations represent prices in the over-the-counter market between dealers in securities and do not include retail markup, markdown or commissions and do not necessarily represent actual transactions. On November 16, 2001, the last reported sale price of common stock was $13.65 per share.

Certain Changes to Enex After the Merger


  . If the Merger is consummated, shares of Company common stock will no longer be publicly traded on any securities exchange or in the over-the-counter market.


  . If the Merger is consummated, as a private company, the Company will no longer be obligated to file with the SEC under the federal securities laws periodic reports, such as Form 10KSB's, Form 10QSB's, Form 8-K's, or proxy statements or information statements.


  . If the Merger is consummated, Company officers and directors will no longer be required to file Form 3's, 4's or 5's to report their beneficial ownership of Company stock pursuant to Section 16 of the Securities Exchange Act of 1934 as amended.

                           QUORUM AND REQUIRED VOTE

   The presence, in person or by proxy, of the holders of shares of common stock entitled to vote at the Special Meeting representing a majority of the votes entitled to be cast is necessary to constitute a quorum at the Special Meeting. Each holder of shares of common stock is entitled to one vote, in person or by proxy, for each share held in such stockholder's name on the record date. Assuming the presence of a quorum, the affirmative vote equal to at least two-thirds of the votes of holders of common stock entitled to vote at the Special Meeting, in person or by proxy, is required for the ratification of the Merger Proposal. As to any other matters which may come before the meeting, a majority of the votes of holders of common stock cast at the Special Meeting generally is required for approval. Abstentions will be included in vote totals, and, as such, will have the same effect on the matter voted upon as a negative vote. Where nominee recordholders do not vote on the Merger Proposal or other proposals because they did not receive specific instructions on such proposal from the beneficial owners of such shares ("broker nonvotes"), such broker nonvotes will not be included in vote totals and, as such, will have no effect on the action taken at the Special Meeting.

   The Company is not aware of any other proposals planned to be made at the Special Meeting and has no current intention of making any additional proposals. The chairman of the meeting shall determine the order of business at the Special Meeting and the voting and other procedures to be observed. The chairman is authorized to declare whether any business is properly brought before the meeting, and business not properly brought before the meeting may not be transacted.

                        PARTIES TO THE MERGER AGREEMENT

The Company

   The Company is engaged in the business of acquiring working interests in producing oil and gas properties. The Company's producing oil and gas properties are all located in the United States, primarily in Texas. The Company was incorporated on August 17, 1979, in Colorado. On June 30, 1992, the Company reincorporated in Delaware. Its principal executive offices are located at 700 Milam Street, Suite 1100, Houston, Texas 77002 and its telephone number is (713) 821-7100.

3TEC

   3TEC is a public company engaged in the acquisition, development, production and exploration of oil and natural gas reserves. Its principal executive offices are located at 700 Milam Street, Suite 1100, Houston, Texas 77002 and its telephone number is (713) 821-7100. 3TEC's common stock is traded on the Nasdaq National Market under the symbol "TTEN". 3TEC's website is located at www.3tecenergy.com.

3NEX

   3NEX was incorporated solely for the purpose of consummating the Merger. It has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 700 Milam Street, Suite 1100, Houston, Texas 77002 and its telephone number is (713) 821-7100.

                                  THE MERGER

Background of the Merger

   On September 13, 2001, the Company engaged Sanders Morris Harris ("SMH") to evaluate and consider the fairness to the holders of the Company's common stock the merger proposal previously received from 3TEC.

   On October 1, 2001, the Board met with G. Clyde Buck of SMH to discuss the Fairness Opinion. After Mr. Buck's presentation, and discussion by the Board, the Board voted unanimously to proceed with the proposed Merger, to negotiate the Merger Agreement, and authorized Floyd C. Wilson, the Company's Chief Executive Officer, to execute the definitive merger agreement on behalf of the Company.

   On October 25, 2001, the Company, 3TEC and 3NEX executed the Merger
Agreement.

Reasons for the Merger; Recommendation of the Board

   The Board has determined that the Merger is in the best interests of the Company and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board unanimously recommends that the Company's stockholders vote "FOR" the Merger Proposal.

   In determining to recommend that the Company's stockholders vote FOR the Merger Proposal, the Board considered a number of factors, including the following:

      (i) The current and historical financial condition, results of operations and resources of the Company.

       (ii) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those objectives given the current economic and market conditions.

     (iii) The Fairness Opinion of SMH delivered to the Board on October 1, 2001, to the effect that, as of the date of such opinion, the common stock Merger Consideration was fair, from a financial point of view, to the holders of common stock. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit "C" and should be read carefully in its entirety.

       (iv) The availability of appraisal rights under Section 262 of the DGCL for stockholders. Appraisal rights would allow any stockholder who believed that the $14.00 per share common stock Merger Consideration was insufficient to seek an opportunity to so assert under Delaware law.

      (v) The terms and conditions of the Merger Agreement, including the terms of the Merger Agreement that permit the Board to terminate the Merger Agreement if the Board determines that termination would be in the best interests of the Company and its stockholders.

       (vi) The likelihood that the Merger would be consummated, including the likelihood of satisfying the conditions to the consummation of the Merger contained in the Merger Agreement and the experience, reputation and financial condition of 3TEC.

     (vii) The recommendation of the Company's management with respect to the Merger.

   The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive. In view of the variety of factors considered, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

   In addition to the above factors the Board considered the fact that its stock is very thinly traded resulting in a market price for the stock that is somewhat inefficient and not necessarily representative of fair market value. The transaction gives the Enex stockholders a method for receiving fair value for their shares and allows them to liquidate their entire interests in an orderly fashion.


   The Board recently determined that due to its relatively small size and its lack of access to capital and debt markets, Enex is unable to grow and unable to attract intellectual resources necessary to compete in an increasingly competitive industry. The Board further felt that since it had reached the forgoing conclusion, a delay in consummating the transaction would result in a decline in its oil and gas reserve base and a loss of stockholder value. The Board believed that the Merger as proposed was in the best interests of its stockholders.


   The Board considered no alternatives other than the Merger.


   In determining the substantive fairness of the consideration offered to unaffiliated stockholders the Board and all filing persons listed on the
Schedule 13E-3/A filed by the Company with the SEC on December 3, 2001, considered the following factors:


   Current Market Prices Because of the extremely thin trading volume of the Enex shares, the Board gave very little weight to current market prices, deeming the market for Enex shares to be inefficient and not representative of the value of the underlying assets of the Company.


   Historical Market Prices Enex shares have historically been very thinly traded and therefore even less weight was given by the Board to this factor.


   Net Book Value Enex's major asset is a note receivable from 3TEC. That asset comprises approximately 68% of its total book assets. The value of that asset is approximately book value. Therefore significant weight was given to Enex's net book value in determining whether the Merger is fair.


   Going Concern Value No weight was given to the Company's going concern value. Enex has no employees, cannot raise capital, has limited borrowing capacity and cannot attract adequate intellectual resources to compete in its industry. Therefore, the Board concluded that Enex should not be valued as a going concern.


   Liquidation Value This factor was given the most amount of weight by the Board. The Board considered the fair value of the Enex assets as set forth in the Fairness Opinion, and made adjustments to the net book value accordingly. The liquidation value compares favorably with the Merger consideration. The Board also considered the fact that the Merger would likely result in more favorable tax treatment to the Enex stockholders than either (i) a sale of assets followed by a liquidation; or (ii) a liquidation of the assets to the stockholders.


   Other than the Fairness Opinion, to which the Board and all filing persons listed on the Schedule 13E-3/A filed by the Company with the SEC on December 3, 2001, gave great weight, there were no additional factors that the Board and all filing persons listed on the Schedule 13E-3/A filed by the Company with the SEC on December 3, 2001, considered in determining substantive fairness. There were no purchases of the Company's stock by the Company in the past two years and no offers to merge, consolidate or purchase the assets or stock of the Company by an unaffiliated person.


   The Board did not require the approval of a majority of unaffiliated security holders as a precondition to consummation of the Merger. None of the Enex Board members are unaffiliated with 3TEC. Other than the availability of appraisal rights under Section 262 of the DGCL (See "APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS") there are no procedural safeguards that can assure procedural fairness; however, the Board considers such rights to be adequate to provide for procedural fairness.


Fairness Opinion

   The Board retained SMH to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness of the financial terms of the Merger to the Company's public common stockholders. SMH, a wholly owned subsidiary of Sanders Morris Harris Group, a Nasdaq-traded financial services firm, is an independent investment banking firm that has no ownership in the Company and is not an affiliate of the Company. Management of the Company previously worked with Harris, Webb & Garrison, Inc. ("HWG"), which was a party to a merger which resulted in the formation of Sanders Morris Harris Group. During the last two years, 3TEC retained HWG and paid it $75,000 for a fairness opinion which was issued in connection with a merger involving 3TEC on December 21, 1999. During the last two years, 3TEC retained SMH and paid it the following amounts: (i) $10,000 on approximately May 25, 2000 for the issuance of a fairness letter which was issued in connection with certain financing obtained by 3TEC and (ii) on June 30, 2000, SMH acted as an underwriter with respect to approximately 80,000 shares of 3TEC common stock in a registered offering of 3TEC's shares and earned approximately $43,200 in fees. Management of the Company was aware that SMH, as part of its investment banking business, is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. SMH is not under contract or in specific discussions to provide future financial advisory services to the Company.


   On October 1, 2001, SMH rendered its Fairness Opinion to the Board to the effect that, as of such date, the Merger Proposal was fair to the public stockholders of the Company from a financial point of view. The Company did not place any limitation upon SMH with respect to the procedures followed or factors considered by SMH in rendering the Fairness Opinion. The full text of the Fairness Opinion is attached hereto as Exhibit "C". SMH has consented to the Company's reference to their Fairness Opinion in this Information Statement and to the disclosure of the analyses performed by SMH in connection with their Fairness Opinion in, and the inclusion of their Fairness Opinion as an exhibit to, this Information Statement. The Company's stockholders should read the entire Fairness Opinion carefully. SMH provided its Fairness Opinion to the Board for its information, and its Fairness Opinion is directed to the fairness of the Merger to the Company's public stockholders from a financial point of view. SMH's Fairness Opinion does not address the relative merits of the Merger or any other potential transactions or business strategies considered by the Board, and does not constitute a recommendation to any stockholder as to how that stockholder should vote at the Company's Special Meeting.

   In rendering its Fairness Opinion, SMH relied, without independent verification, on the accuracy and completeness of all financial and other information publicly available or furnished to SMH by or on behalf of the Company. SMH did not make an independent evaluation or appraisal of any of the Company's assets or liabilities. The Fairness Opinion is based on all economic, market and business and financial conditions relevant to the Company and existing on the date of the Fairness Opinion which could be evaluated by SMH.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies followed and analysis applied by SMH. However, the summary does not purport to be a complete statement of the analyses and procedures applied, the judgements made or the conclusion reached by SMH, or a complete description of its presentation. SMH's analyses must be considered as a whole, and selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinion.

   In connection with rendering the Fairness Opinion, SMH reviewed, among other things, certain financial and other information regarding the Company that was publicly available or furnished to SMH by the Company, including certain financial analyses, financial forecasts, reports and other information prepared by management and representatives of the Company. SMH discussed with the Company's senior management the Company's current and historical financial condition and results of operations and the Company's projected financial condition, results of operations, prospects and strategic objectives.

   In determining whether the Merger was fair from a financial point of view,
SMH:

  (i) assessed the fair market value of the Company using standard valuation methodologies used in the oil and gas industry and other industries; and

  (ii) analyzed the fair market value of the common stock and compared such values to the consideration offered.

   A Glossary of Terms defining technical terms used in this Information Statement in connection with the oil and gas exploration and development business of the Company and 3TEC are contained in Exhibit "D" attached hereto.

   In arriving at its opinion, SMH estimated the fair market value per share for the Company of $13.69 in its "SEC" or "Flat Price" Case and $14.74 in its "Escalating" Case. In the "Escalating" Case, initial prices were the average NYMEX prices, as of September 1, 2001, for oil and natural gas for the years 2001 through 2003. After the year 2003, oil prices were escalated at 3.5% per year to a maximum price of $40.00 per barrel. After the year 2003, gas prices were escalated at 3.0%--3.4% per year to a maximum price of $6.50 per Mcf. Ad valorem and production taxes account for approximately 10% of sales and were escalated at an annual rate equal to that of the increased sales. Operating expenses as a percentage of sales rose from approximately 14% to over 30% as production slowly declined over time.

   In the "SEC" or "Flat Price" Case, the oil and natural gas prices, as of September 1, 2001, discounted by 10%, were used and remained constant over the years analyzed.

   In discussions with oil and gas executives currently considering acquisitions somewhat comparable to the Company's primary assets, SMH was told that a reasonable escalating case discounted by 12-15% was a better indicator of fair market value than an SEC flat-price case discounted at 10%.

   SMH also noted that the current cautious market environment after the September 11, 2001, terrorist attacks in New York City and Washington D.C. may have lowered market prices to the degree that an escalated case discounted by 15-18% may be the best current indicator of fair market value. When the markets reopened on September 14, 2001, natural gas futures contracts jumped in price. They have since declined to levels below those before the attacks. In examining current futures contracts extending out until August of 2004, prices are close to those used in the "Escalating" Case. This would indicate that the "Escalating" Case more accurately reflects expected future prices and should thus be weighted more heavily than the "SEC" or "Flat Price" Case. Using an escalating case discounted by 15% leads to a fair market value of $14.01 per share for the Company's common stock.

   In addition to performing the analyses described above, SMH reviewed the historical trading of the common stock of the Company. SMH noted that the average daily stock closing price for the Company's common stock ranged from a low of $7.24 to a high of $10.00 within 120 days prior to September 18, 2001.

   The various analyses performed by SMH supported the conclusion that a common stock Merger Consideration of $14.00 per share would be fair to the holders of common stock, from a financial point of view.

   As compensation for its services to the Company in connection with the Merger, the Company agreed to pay SMH $75,000. No portion of the fee paid to SMH was contingent upon the conclusion reached in its final opinion. In addition, the Company has agreed to indemnify SMH against certain liabilities.

Certain Federal Income Tax Consequences

   The following is a general summary of the material federal income tax consequences of the Merger to beneficial owners of common stock and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and final regulations thereunder and current administrative rulings and court decisions, all of which are subject to change (possibly on a retroactive basis). No attempt has been made to comment on all federal income tax consequences of the Merger that may be relevant to particular holders, including those that are subject to special tax rules such as dealers in securities, mutual funds, insurance companies, tax-exempt entities, holders who do not hold their common stock as capital assets and holders that, for federal income tax purposes, are non-resident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts.

   The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Holders are advised and expected to consult with their own legal and tax advisers regarding the federal income tax consequences of the Merger in light of their particular circumstances, and any other consequences to them of the Merger under state, local and foreign tax laws.

   In general, each holder of common stock will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the cash received pursuant to the Merger or pursuant to the exercise of dissenters' rights under the DGCL and such holder's adjusted tax basis for his common stock. In general, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holder has held his common stock for more than one year as of the Effective Time.

   Unless a holder of common stock entitled to receive cash payments pursuant to the Merger complies with certain reporting and certification procedures, or otherwise demonstrates to the satisfaction of the Paying Agent under the Merger Agreement that it is an exempt recipient under applicable withholding provisions of the Code and the Treasury regulations promulgated thereunder, such holder may be subject to federal backup withholding at a rate of 30.5% with respect to all such cash payments which such holder is entitled to receive. Backup withholding is not an additional tax. Rather, amounts withheld under applicable withholding provisions are applied or credited towards the total federal income tax liability of persons subject to backup withholding.

Accounting Treatment

   The Company understands that the Merger will be accounted for by 3TEC as a "purchase" under generally accepted accounting principles.

Regulatory Approvals

   The Company, 3TEC and 3NEX are not aware of any federal or state regulatory requirements that must be complied with, nor any approvals which must be obtained with regard to the Merger.

                             THE MERGER AGREEMENT

   The description of the Merger Agreement contained in this Information Statement discusses the material aspects thereof, but does not purport to be complete in every respect. It is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit "A" and incorporated herein by reference.

Effective Time

   At the time of the closing under the Merger Agreement (the "Closing"), a certificate of merger (the "Certificate of Merger") will be filed with the Secretary of State of the State of Delaware. The Merger will become effective at the time of such filing (the "Effective Time"). The date of the Closing is hereinafter referred to as the Closing Date.

The Merger

   At the Effective Time, 3NEX will be merged with and into the Company, with the Company continuing as the surviving corporation. As a result of the Merger, the separate corporate existence of 3NEX will cease and the Company will succeed to all the rights and be responsible for all the obligations of 3NEX in accordance with the DGCL.

   At the Effective Time, the Certificate of Incorporation and Bylaws of the Company as in effect immediately prior thereto, will remain the Certificate of Incorporation and Bylaws of the surviving corporation until thereafter amended in accordance with applicable law.

   The directors and officers of the Company immediately prior to the Effective Time will remain the directors and officers each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Company.

Conversion of Securities

   At the Effective Time, by virtue of the Merger and without any further action on the part of any stockholder of the Company or 3NEX:

      (i) each issued and outstanding share of common stock (other than shares held by dissenting stockholders or 3TEC) shall be canceled and converted into the right to receive $14.00 per share (the "common stock Merger Consideration");

       (ii) each share of common stock held by 3NEX or 3TEC will be canceled without consideration;

     (iii) each dissenting stockholder shall become entitled to receive the "fair value" of such shares judicially determined and paid in cash in accordance with Section 262 of the DGCL; and

       (iv) each issued and outstanding share of common stock, par value of $.05 per share, of 3NEX shall be converted into one share of common stock of the Company.

   Shares of common stock which immediately prior to the Effective Time are held by persons who have properly exercised and perfected appraisal rights under Section 262 of the DGCL (the "Dissenting Shares") will not be converted into the right to receive the common stock Merger Consideration. The holders of Dissenting Shares will be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder fails to perfect or shall withdraw or lose such holder's right to appraisal and payment under the DGCL, each of such holder's shares of common stock will be deemed to have been converted as of the Effective Time into the right to receive the applicable common stock Merger Consideration, without any interest thereon, and such shares will no longer be Dissenting Shares.

   After the Effective Time, holders of common stock will cease to have rights with respect thereto, except the right to receive the applicable Merger Consideration in respect of each such share and, where applicable, the right to perfect appraisal rights in respect thereof. No transfer of shares of common stock will be made on the stock transfer books of the Company after the Effective Time.

Payment of Merger Consideration

   Immediately after the Effective Time, the Company will deposit with the Paying Agent an aggregate amount in cash equal to the applicable Merger Consideration multiplied by the respective number of shares of common stock outstanding as of the Closing (other than any Dissenting Shares and any shares owned by 3TEC or 3NEX) (such aggregate amount, the "Payment Fund"). Immediately after the Effective Time, the Paying Agent will mail to each holder of record of outstanding Company common stock (other than any Dissenting Shares and any shares owned by 3TEC or 3NEX) (the "Target Shares"):
(i) a letter of transmittal (a "Letter of Transmittal") which will specify that delivery shall be effected, and risk of loss and title to each such Target Shares shall pass to the Paying Agent only upon delivery of such Target Shares' stock certificates to the Paying Agent, and contain such other provisions as 3TEC may reasonably specify; and (ii) instructions to effect the surrender of such Target Shares in exchange for an amount equal to the product of the applicable Merger Consideration and the number of shares of common stock represented by such Target Shares. No interest will accrue or be paid to the holder of any outstanding Target Shares. Any portion of the Payment Fund that remains unclaimed for ninety (90) days after the Effective Time will be delivered by the Paying Agent to the Company, upon demand, and any holder of a certificate who has not theretofore surrendered such certificate as described above may thereafter look only to the Company for delivery of the applicable Merger Consideration in respect of the shares of common stock represented by such certificate, without interest, subject in all events to all applicable abandoned property, escheat and other similar laws.

Representations and Warranties

   The Merger Agreement contains various representations and warranties of the Company relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization, power and standing of, and similar corporate matters with respect to, the Company; (ii) the capital structure of the Company; (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement subject however to stockholder approval; (iv) the absence of any conflict with the Company's certificate of incorporation and bylaws, as well as certain laws, agreements, contracts, licenses and leases; (v) the absence of any governmental or regulatory consent, approval or authorization required in connection with consummation of the Merger and the transactions contemplated by the Merger Agreement by the Company; (vi) reports and other documents filed with the SEC and other regulatory authorities and the accuracy of the information contained therein;
(vii) the absence of certain changes or events involving the Company since June 30, 2001; (viii) the absence of undisclosed liabilities; (ix) the absence of any material misstatement or omission by the Company in this Information Statement; and (x) the absence of any brokers' fees owed by the Company in connection with the Merger.

   The Merger Agreement contains various representations and warranties of 3TEC and 3NEX relating, among other things, to: (i) their organization, existence and good standing; (ii) their corporate power, authority and similar corporate matters; (iii) the authorization, execution, delivery and enforceability of the Merger Agreement; (iv) the absence of any brokers' fees owed by 3TEC or 3NEX in connection with the Merger; (v) the absence of conflicts, violations and defaults under the certificate of incorporation and bylaws of 3TEC and 3NEX, respectively, and certain other laws and documents; and (vi) the absence of any governmental or regulatory consent, approval or authorization required in connection with consummation of the Merger and the transactions contemplated by the Merger Agreement by 3TEC and 3NEX.

   Except for the agreements relating to payment of the Merger Consideration and indemnification and insurance, none of the representations, warranties, and covenants of the parties contained in or pursuant to the Merger Agreement will survive the Effective Time. The Company has agreed that from the date of the Merger Agreement and until the termination of the Merger Agreement or the Effective Time (whichever first occurs), it will: (i) not engage in any practice, take any action or enter into any transaction except in the ordinary course of business and in a manner consistent with past practice; (ii) not authorize or effect any change in its certificate of incorporation or bylaws of the Company; (iii) not issue, sell, or otherwise dispose of any its capital stock, or grant any options, warrants, or other rights to purchase or obtain any of its capital stock; (iv) not pledge, mortgage, encumber or charge any assets of the Company except in the ordinary course of business; (v) not declare, set aside, or pay any dividend or distribution (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock;
(vi) not make any capital investment in, make any loan to, or acquire the securities or assets of any corporation, partnership or other business organization except in the ordinary course of business; (vii) not issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation except in the ordinary course of business; (viii) not make any change in employment terms for any of its directors, officers or employees outside the ordinary course of business; or (ix) not commit to any of the foregoing.

No Solicitation

   The Company has agreed that prior to the earlier of the Effective Time or the termination of the Merger Agreement it will not solicit, initiate or encourage the submission of any proposal or offer from any person relating to the acquisition of all or substantially all of the capital stock or assets of the Company; provided, however, that the Board may participate in discussions or negotiations, furnish any information, assist or participate, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing to the extent their fiduciary duties may require.

Additional Agreements

   The Company agreed to prepare and file this Information Statement with the SEC and to call this Special Meeting. The Company will give 3TEC access to the Company's properties, contracts, personnel, books and records and 3TEC has agreed to hold any non-public information in confidence. Each of the Company, 3TEC and 3NEX have agreed to take all actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the Merger.

Conditions Precedent to the Merger

   The obligations of the Company, 3TEC and 3NEX to consummate the Merger are conditioned, among other things, upon the following: (i) approval of the Merger Agreement by at least two-thirds of the holders of the Company's common stock; (ii) all authorizations, consents, and approvals of any governmental entity necessary to consummation of the transactions contemplated by the Merger Agreement shall have been obtained; and (iii) the absence of any judgment, order, decree, stipulation, injunction or change in effect by any court preventing the consummation of the Merger. The obligations of 3TEC and 3NEX to consummate the Merger are subject to the additional conditions that:
(i) the representations and warranties of the Company set forth in the Merger Agreement are true and correct in all material respects at and as of the Closing Date; (ii) the Company shall have complied and performed all its covenants under the Merger Agreement in all material respects through the Closing; and (iii) the Company shall have procured the third party consents required pursuant to the Merger Agreement. The obligation of the Company to consummate the Merger is subject to the additional conditions that: (i) the representations and warranties of 3TEC and 3NEX set forth in the Merger Agreement are true and correct in all material respects at and as of the Closing Date; (ii) 3TEC and 3NEX shall have performed in all material respects all their respective covenants under the Merger Agreement.

Termination

   The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Proposal by the Company's stockholders: (i) by mutual written agreement of the Company, 3TEC and 3NEX;
(ii) by 3TEC and 3NEX or the Company if the Merger is not consummated by December 31, 2001, due to the failure of any condition precedent, or if there has been a material breach that has not been cured within thirty (30) days;
(iii) by the Company, 3TEC or 3NEX if the Fairness Opinion is withdrawn; (iv) by the Company in the event the Board concludes that termination would be in the best interests of the Company and its stockholders; or (v) by 3TEC, 3NEX or the Company in the event the Merger Proposal is not approved by the Company's stockholders.

Fees and Expenses

   Regardless of whether the Merger is consummated, all expenses incurred in connection with the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses. Expenses incurred in connection with preparing and mailing this Information Statement will be borne by the Company. 3TEC's out-of-pocket expenses will consist of legal, accounting and other professional fees and expenses.

Indemnification; Insurance

   Pursuant to the Merger Agreement, all rights to indemnification provided by the Company to its directors and officers under the Company's Certificate of Incorporation and Bylaws prior to the Effective Time will survive the Merger and shall not be amended, repealed or otherwise modified. Pursuant to the Merger Agreement, 3TEC has agreed to indemnify and hold harmless each present and former director or officer of the Company against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including all court costs and reasonable attorneys' fees and expenses arising out of or pertaining to the transactions contemplated by the Merger

Agreement. 3TEC has agreed to cause the Company to maintain directors' and officers' liability insurance on comparable terms covering those persons currently covered by the Company's policy for a period of five (5) years from the Effective Time.

Amendment; Waiver

   No amendment of the Merger Agreement will be binding unless executed in writing by the Company, 3TEC and 3NEX. After approval of the Merger by the stockholders of the Company, any amendment will be subject to the restrictions contained in the DGCL. No waiver of any default, misrepresentation, or breach of warranty or covenant of the Merger Agreement, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant of the Merger Agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

                  APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

   Under the DGCL, any holder of common stock who does not wish to accept the common stock Merger Consideration in respect of his shares of common stock has the right (an "Appraisal Right") to dissent from the Merger and to seek an appraisal of, and to be paid the fair cash value (exclusive of any element of value arising from the accomplishment or expectation of the Merger) for, his shares of common stock provided that the stockholder fully complies with the provisions of Section 262 of the DGCL ("Section 262").

   The following is intended as a brief summary of the material provisions of the statutory procedures required to be followed by a stockholder in order to dissent from the Merger and perfect the stockholder's Appraisal Right. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, the complete text of which is attached hereto as Exhibit "B".

   If any holder of common stock elects to demand appraisal of his shares of common stock, such holder must satisfy each of the following conditions:

  (i) the holder must deliver to the Company a written demand for appraisal of his shares of common stock before the vote with respect to the Merger is taken (this written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or against the Merger; voting against or failing to vote for the Merger by itself does not constitute a demand for appraisal within the meaning of Section
      262); and

  (ii) the holder must not vote in favor of the Merger Proposal (an abstention or failure to vote will satisfy this requirement, but a vote in favor, by proxy or in person, will constitute a waiver of the stockholder's Appraisal Right in respect of the shares of common stock so voted and will nullify any previously filed written demands for appraisal).

   Within ten days after the Effective Time, the Company must give written notice that the Merger has become effective to each holder of common stock who so filed a written demand for appraisal and who did not vote in favor of the Merger. Within 120 days after the Effective Time, the Company or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery (the "Court of Chancery") demanding a determination of the fair value of the shares of common stock held by all stockholders entitled to appraisal. The Company does not currently intend to file such a petition in the event there are dissenting stockholders. Inasmuch as the Company has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previously written demand for appraisal. At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the common stock Merger Consideration in respect of his shares of common stock. Within 120 days after the Effective Time, any stockholder who has complied with the requirements of Section 262 is entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares of common stock not voted in favor of the Merger Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares.

   If any stockholder fails to comply with the above provisions and the Merger becomes effective, such stockholder will be entitled to receive the common stock Merger Consideration in respect of his shares of common stock as provided for in the Merger Agreement and will have no Appraisal Rights with respect to such shares.

   All demands for appraisal should be addressed to Shane M. Bayless, 700 Milam Street, Suite 1100, Houston, Texas, 77002, before the vote on the Merger Proposal is taken at the Special Meeting, and should be executed by, or on behalf of, the holder of record of the shares of common stock. The demand must reasonably inform the Company of the identity of the stockholder and the intention of such stockholder to demand appraisal of his shares of common stock.

   To be effective, a demand for appraisal must be made by or in the name of the registered stockholder, fully and correctly, as such stockholder's name appears on his stock certificate(s) and cannot be made by the beneficial owner if the beneficial owner does not also hold the shares of common stock of record. The beneficial holder must, in such cases, have the registered owner submit the required demand in respect of such shares of common stock.

   If shares of common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such a capacity, and if the shares of common stock are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he is acting as agent for the record owner. A record owner, such as a broker, who holds shares of common stock as a nominee for others, may exercise his right of appraisal with respect to the shares of common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In such case, the written demand should state the number of shares of common stock as to which appraisal is sought. Where no number of shares of common stock is expressly mentioned, the demand will be presumed to cover all shares of common stock held in the name of such record owner.

   If a petition for appraisal is duly filed by a stockholder and a copy thereof is delivered to the Company, the Company will then be obligated within 20 days thereafter to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of common stock and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders, the Court of Chancery is empowered to conduct a hearing upon the petition, to determine those stockholders who have complied with Section 262 and who have become entitled to Appraisal Rights. The Court of Chancery may require the stockholders who have demanded payment for their shares of common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

   After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the shares of common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Court of Chancery will direct the payment by the Company of such value, with interest thereon accrued during the pendency of the proceeding if the Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender to the Company by such holders of the certificates representing such shares of common stock. In determining fair value, the Court of Chancery is required to take into account all relevant factors.

   Each stockholder considering seeking appraisal should be aware that the fair value of his shares of common stock determined under Section 262 could be more, the same, or less than the common stock Merger Consideration in respect thereof that he is entitled to receive pursuant to the Merger Agreement if he does not seek appraisal, and that opinions of financial advisors as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

   Costs of the appraisal proceeding may be imposed upon the parties thereto (that is, the Company and the stockholders participating in the appraisal proceeding) by the Court of Chancery as it deems equitable in the circumstances. Upon the application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro-rata against the value of all shares of common stock entitled to appraisal.

   Any stockholder who has demanded Appraisal Rights will not, after the Effective Time, be entitled to vote shares of common stock subject to such demand for any purpose or to receive payments of dividends or any other distribution with respect to such shares of common stock (other than with respect to payment as of a record date prior to the Effective Time) or to receive the common stock Merger Consideration in respect thereof that he is entitled to receive pursuant to the Merger Agreement; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if such stockholder delivers a written withdrawal of his demand for appraisal and an acceptance of the Merger, either within 60 days after the Effective Time, or thereafter with written approval of the Company, then the right of such stockholder to appraisal will cease and such stockholder will be entitled to receive the common stock Merger Consideration in respect of his shares of common stock that he is entitled to receive pursuant to the Merger Agreement, without interest.

   Failure to follow the steps required by Section 262 for perfecting Appraisal Rights may result in the loss of such rights. In view of the complexity of Section 262, stockholders of the Company who are considering dissenting from the Merger should consult their legal advisors.

                          SOURCE AND AMOUNT OF FUNDS

   3TEC intends to finance the payment of the Merger Consideration and all its costs and expenses relating to the Merger through its cash on hand. The expenses incurred or estimated to be incurred by 3TEC in connection with the Merger include approximately $15,000 for legal fees.


   Enex intends to finance its costs and expenses relating to the Merger through its cash on hand. The expenses incurred or estimated to be incurred by Enex in connection with the Merger include $75,000 for the Fairness Opinion and approximately $10,000 for filing, printing and mailing fees and approximately $15,000 for legal fees and approximately $12,000 for costs related to the Paying Agent's services.


                  INTERESTS OF CERTAIN PERSONS IN THE MERGER

   Directors and executive officers of the Company have interests in the Merger in addition to their interests solely as directors and executive officers of the Company. Of the Company's six (6) current Board members, five
(5), Floyd C. Wilson, David B. Miller, D. Martin Phillips, Stephen W. Herod and Gary R. Christopher, also currently serve on the 3TEC Board of Directors. In addition, all of the officers of the Company, Floyd C. Wilson, R.A. Walker, Stephen W. Herod, Shane M. Bayless and Mark S. Holt, also currently serve as officers of 3TEC. It is expected that current Company directors and executive officers will continue with the Company after the Merger.

   Enex will benefit from the Merger because the costs, expenses and liabilities of being a public company will be eliminated. In addition, as a wholly owned subsidiary of a much larger company, Enex will be better able to develop and exploit its asset base and grow its business. We do not believe there are any detriments to Enex that result from the Merger. 3TEC will benefit from the Merger due to cost savings from the elimination of general and administrative expenses for Enex, including but not limited to audit fees, third party engineering, tax return preparation, filing fees and expenses and franchise taxes. The directors of Enex will benefit because they will no longer have the liability associated with being a director of a small public company. We are not aware of any detriments to the directors of Enex as a result of the Merger. We are not aware of any benefits or detriments to the directors of 3TEC or 3NEX as a result of the Merger.

   The Merger will have no effect upon Enex's, 3TEC's, 3NEX's or any of such entities' directors or officers interest in the net book value and the net earnings of Enex. The purchase by 3TEC of the 20% minority interest will be accounted for as a credit to cash, a debit to the Enex minority interest holding on the 3TEC balance sheet with the difference in the two entries being debited or credited to the cost of the assets being acquired. Therefore, the Merger will have no effect upon 3TEC's bet book value.


   Unaffiliated holders of shares of Enex common stock will not be permitted to participate in the growth and future earnings of Enex upon consummation of the Merger because they will no longer own any shares of Enex.


                       SIGNIFICANT CORPORATE EVENTS


   Since 1982, the Company has financed most of its oil and gas activities through the public sale of interests in limited partnerships formed to purchase and hold working interests and other operating and non-operating interests in producing oil and gas properties (the "Partnerships"). From 1982 through 1994, the Company formed 56 limited partnerships with aggregate investor subscriptions of $224 million received from 69,139 investors, including reinvestors. Producing property acquisitions for those partnerships totaled approximately $201 million.


   During 1995 through 1997, eleven partnerships, with aggregate investor subscriptions totaling approximately $54 million were liquidated. Effective June 30, 1997, the remaining 34 partnerships were consolidated into Enex Consolidated Partners, L.P. (the, "Consolidated Partnership"). The limited partners in the 34 partnerships were issued 1,102,631 units in the Consolidated Partnership. The Company's receivables and its general partner capital balances from the consolidated partnerships were converted into limited partner units in the Consolidated Partnership. These interests combined with the Company's limited partner interests in the consolidated partnerships gave the Company a 55.5% limited partner interest in the Consolidated Partnership, together with a 4.1% carried revenue interest as the general partner of the Consolidated Partnership. General and administrative savings and simplification, risk reduction, oil and gas reserve diversification and expansion were the primary reasons for the formation of the Consolidated Partnership. Subsequent to the formation of the Consolidated Partnership, the Company has acquired additional limited partner units such that its limited partner interest at October 1, 1998 was approximately 56.2%.


   On February 19, 1998, 3TEC began a $15 per share cash tender offer for 100% of the outstanding common stock of the Company. At the expiration of the tender offer on March 27, 1998, 1,064,432 common shares (79.2%) of the Company were tendered for an aggregate price of $15,966,480. Over the three week period ended December 31, 1998, 3TEC acquired an additional 9,747 shares of the outstanding common stock of the Company to bring its ownership of the Company to 80%. After the close of the tender offer, the Company's officers and directors were replaced with the officers and directors of 3TEC and the Company's headquarters were moved to 3TEC's headquarters.


   On November 27, 1998, 3TEC filed with the SEC an offer to purchase 100% of the limited partners units of the Consolidated Partnership (the "Exchange Offer"). The Exchange Offer involved the issuance of 2,177,481 shares of 3TEC Series C preferred stock (the "Series C") and payment of approximately $539,000 in cash in exchange for all of the outstanding limited partner units of the Consolidated Partnership, the transfer of the Consolidated Partnership's assets and liabilities to 3TEC effective October 1, 1998, and the dissolution of the Consolidated Partnership. The Exchange Offer valued each Consolidated Partnership unit at $10.43 and the unit holders had the option of exchanging their units for the Series C (at a conversion ratio of 2.086 Series C shares for each of the total 1,102,631 outstanding Consolidated Partnership units) or exercising dissenters' rights and receiving a cash payment for their interests. The Company did not exercise its dissenters' rights and at the closing of the Exchange Offer on December 31, 1998, was issued 1,293,521 Series C shares for its limited partner interest in the Consolidated Partnership.


   The Series C entitles the holder to cash dividends at the rate of 10% per year (payable semi-annually on March 31 and September 30), a $5.00 per share liquidation preference and conversion, at any time, of each Series C share into three shares of 3TEC common stock. After January 1, 2000, 3TEC had, at its option, the right to redeem the Series C for the liquidation value plus accrued dividends. On August 31, 2000, 3TEC sent notices to the holders of its Series C Preferred Stock advising that the Series C would be redeemed on September 30, 2000. The Series C had a redemption price of $5.00 per share and the holders had the right to convert their Series C shares into 3TEC common stock at a ratio of one share of common for three shares of

Series C prior to September 30, 2000. As of December 31, 2000, the Company's Series C shares had been redeemed and the Company holds a note receivable from 3TEC in consideration for the redemption.


   During each of the past two years, 3TEC (which owns 80% of the issued and outstanding common stock of Enex) voted for each of the nominees for director of Enex.


                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   The following table sets forth the shares of the Company's common stock beneficially owned by those persons or entities known to be the beneficial owner of more than five percent of the Company's issued and outstanding common stock as of November 1, 2001:

                        Name and Address          Amount and Nature    Percent
  Title of Class       of Beneficial Owner     of Beneficial Ownership of Class
  --------------       -------------------     ----------------------- --------
Common............ 3TEC Energy Corporation(1)         1,074,179          80.0
                   700 Milam Street
                   Suite 1100
                   Houston, Texas 77002

Common............ FMR Corp.(2)                          144,300         10.7
                   82 Devonshire Street
                   Boston, Massachusetts 02109

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(1) On March 27, 1998, Middle Bay Oil Company, Inc. ("Middle Bay"), predecessor in interest to 3TEC, acquired 1,064,432 shares of common stock pursuant to Middle Bay's tender offer which began February 19, 1998. During December 1998, Middle Bay acquired an additional 9,747 shares bringing the total to 1,074,179 shares.
(2) FMR Corp. ("FMR") is a holding company, one of whose principal assets is the capital stock of Fidelity Management and Research Company ("Fidelity"), the investment advisor to a large number of investment companies (the "Fidelity Funds"), including the Fidelity Low-Priced Stock Fund, which owns the shares shown in the table. FMR, through its control of Fidelity, and the Chairman of FMR each has sole power to dispose of such shares. Neither FMR nor its principal stockholder has the sole power to vote or direct the voting of such shares, which power resides with the Fidelity Funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds' Board of Trustees. All information regarding FMR was obtained from the Amended
    Schedule 13G filed by FMR with the SEC on February 16, 1999.

                       SECURITY OWNERSHIP OF MANAGEMENT

   No officer or director of the Company owns shares in the Company. However, the officers and directors of the Company own shares of common stock in 3TEC, the majority owner of the Company. The following table sets forth the shares of 3TEC's common stock beneficially owned by each director and executive officer and all directors and executive officers as a group, all as of October 12, 2001. All percentages are based on 15,903,992 shares of 3TEC common stock issued and outstanding on October 12, 2001:


                                                 Amount and Nature    Percent
    Name and Address of Beneficial Owner      of Beneficial Ownership of Class
    ------------------------------------      ----------------------- --------
Floyd C. Wilson..............................        1,224,292(1)       7.39%
700 Milam Street
Suite 1100
Houston, Texas 77002

David B. Miller..............................        4,453,750(2)      25.63%
3811 Turtle Creek Blvd.
Suite 1080
Dallas, Texas 75219

D. Martin Phillips...........................        4,453,750(3)      25.63%
1100 Louisiana, Suite 3150
Houston, Texas 77002

David B. Dunton..............................                0             *
3811 Turtle Creek Blvd.
Suite 1080
Dallas, Texas 75219

R.A. Walker..................................          475,001(4)        2.9%
700 Milam Street
Suite 1100
Houston, Texas 77002

Stephen W. Herod.............................          197,840(5)       1.23%
1110 Briar Ridge Drive
Houston, Texas 77057

Gary R. Christopher..........................           44,332(6)          *
6733 South Yale
Tulsa, Oklahoma 74136

Shane M. Bayless.............................          115,000(7)          *
700 Milam Street
Suite 1100
Houston, Texas 77002

Mark S. Holt.................................           61,668(8)          *
22211 Mission Hills Lane
Katy, Texas 77450

Directors and executive officers of the
 company as a group (9 persons)...                   6,571,883          34.8%

--------
 * Represents less than 1%.
(1) Includes 567,610 shares of common stock, 290,014 shares issuable on exercise of warrants to purchase common stock, and 366,668 shares issuable upon exercise of options granted to Mr. Wilson.

(2) This figure includes shares beneficially owned by W/E Energy Company L.L.C. ("W/E") which is the beneficial owner of 3,064,605 shares of 3TEC's common stock. Of the 3,064,605 shares, 2,187,952 shares are common stock, and 876,653 shares are issuable on exercise of warrants to purchase common stock. This figure also includes 792,683 shares of common stock, 453,980 shares of Series D Preferred Stock convertible into 453,980 shares of common stock, and warrants to purchase 142,482 shares of common stock owned by EnCap (hereafter defined) entities. Mr. Miller is a Managing Director of EnCap Investments L.L.C. ("EnCap"), which is a member of W/E. Mr. Miller shares voting power and dispositive power with the other managing directors of EnCap and may be deemed to be a beneficial owner of the shares owned by EnCap. EnCap may be deemed to be the beneficial owner of the 3,064,605 shares of 3TEC's common stock directly owned by W/E; however, EnCap disclaims beneficial ownership of these shares. Mr. Miller does not have the sole power to vote or dispose of any shares of 3TEC deemed to be beneficially owned by EnCap. Mr. Miller disclaims any beneficial ownership of the shares.
(3) This figure includes the 3,064,605 shares described in Note (2) above. This figure also includes the 792,683 shares of common stock, 453,980 shares of Series D Preferred Stock convertible into 453,980 shares of common stock, and warrants to purchase 142,482 shares of common stock owned by EnCap entities. Mr. Phillips is a Managing Director of EnCap, which is a member of W/E. Mr. Phillips shares voting power and dispositive power with the other managing directors of EnCap and may be deemed to be a beneficial owner of the shares owned by EnCap. EnCap may be deemed to be the beneficial owner of the 3,064,605 shares of 3TEC's common stock directly owned by W/E; however, EnCap disclaims beneficial ownership of these shares. Mr. Phillips does not have the sole power to vote or dispose of any shares of 3TEC deemed to be beneficially owned by EnCap. Mr. Phillips disclaims any beneficial ownership of the shares.
(4) Represents 475,001 shares of common stock issuable upon exercise of options granted to Mr. Walker.
(5) Represents 36,606 shares of common stock and 155,833 shares issuable upon exercise of options granted to Mr. Herod and 16,203 shares of Series B preferred stock convertible into 5,401 shares of 3TEC common stock.
(6) Represents 4,333 shares of common stock and 39,999 shares issuable upon exercise of options granted to Mr. Christopher. Mr. Christopher is an employee of Kaiser-Francis Oil Company which is the beneficial owner of 1,112,578 shares of 3TEC's common stock.
(7) Represents 115,000 shares of common stock issuable upon exercise of options granted to Mr. Bayless.
(8) Represents 61,668 shares of common stock issuable upon exercise of options granted to Mr. Holt.

                    MATTERS TO BE ACTED UPON AT THE MEETING

   The Merger Proposal is the only matter which the Board of Directors knows will be presented for consideration at the meeting.

                                          By Order of the Board of Directors

                                          /s/ Floyd C. Wilson
                                          Floyd C. Wilson,
                                          Chairman of the Board
                                          and Chief Executive Officer

Dated this December 10, 2001